UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Broadwind Energy, Inc.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

891861 10 6

(CUSIP Number)

Fran Stoller, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person John Cameron Drecoll

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,065,560(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,065,560(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,560(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11) 3.63% (1)

14	Type of Reporting Person* IN

(1) As of September 21, 2011.

Item 1.            Security and Company.

This Amendment No. 9 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Broadwind Energy, Inc., a Delaware corporation (the “Company”) and amends the Schedule 13D originally filed on October 26, 2007 and amended on September 21, 2009, October 30, 2009, January 21, 2010, February 15, 2011, May 13, 2011, June 27, 2011 and September 12, 2011.  This Amendment No. 9 is filed to disclose that as a result of the Company’s underwritten public offering in September 2011 (the “Public Offering”), John Cameron Drecoll (the “Reporting Person”) ceased to be the beneficial owner of more than 5% of the Company’s Common Stock.

Item 5.            Interest in Securities of the Company.

(a) As of September 21, 2011, the Reporting Person was the beneficial owner of an aggregate of 5,065,560 shares of Common Stock of the Company, representing approximately 3.63% of the total issued and outstanding shares.

(e) On September 21, 2011, the Company completed the Public Offering. As a result of the shares issued in the Public Offering, the Reporting Person ceased to be the beneficial owner of more than 5% of the Company’s Common Stock on such date.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: February 10, 2012

/s/ John Cameron Drecoll
John Cameron Drecoll